Filed Pursuant To Rule 433

Registration No. 333-275079

March 1, 2024

FOX BUSINESS (TV): Bitcoin ETFs see Record High Trading Volumes

CHARLES PAYNE: All right, folks, as you know, Bitcoin has been on fire this year. And everyone hopes it will live up to very lofty future predictions. Now, a big reason for this has been the introduction of bte, Bitcoin ETFs, rather, and one of the major players has had some problems recently. Despite ringing the opening bell, I think the reason why you saw Grayscale really trending all day long was the fact that there have been some serious issues -- well, let's call them issues at the firm and their Bitcoin ETF launch. I want to bring in, now, the CEO of Grayscale, Michael Sonnenshein. -- Michael Sonnenshein. Michael, let's just start with that, because what happened? I mean, I see all these charts, 600 million outflow from GBTC today.

GRAYSCALE CEO, MICHAEL SONNENSHEIN: Sure.

PAYNE: That's a lot. Two steps forward, one step back. I mean, what's going on?

SONNENSHEIN: I think we really have to think about how it was that GBTC came to market. When GBTC uplisted in January of this year on the New York Stock Exchange, it had nearly $30 billion of assets under management. And it really paved the way for all the other spot Bitcoin ETFs coming to market, really starting from scratch, no investors, no the track record --

PAYNE: Right. You guys definitely were the trailblazers in this.

SONNENSHEIN:Indeed. And, you know, outflows from a fund of that size for the track record that it has, these were things that we expected, right? We had investors that were arbitragers that we knew would be profit taking, we knew that there were going to be some major bankruptcies within the crypto space that may have some forced liquidations out of the fund, so we're not surprised to see these outflows from the fund. And instead are really focus on how GBTC is really becoming a capital markets allocation tool.

PAYNE: How much do the fees play a role in this? It feels right now the battle is for immediate market share, you know? And at the expense, perhaps, of profits, who can carve out the biggest piece of the pie right now.

SONNENSHEIN:Well, I think when we talk to investors, we talk to financial advisers, that's a brand new community that can look at spot Bitcoin ETFs, fee is actually just one component that they look at. And so GBTC, we continue to feel does bring a differentiated value to investors. It has a ten year track record, very large size, very large liquidity, tight spreads, and those are some of the things that investors like. Not to mention that its backed by Grayscale. We're a crypto specialist firm, we've been doing this the longest, and so it's good now that investors have choice but, sure, fee is one of the things that they do look at.

PAYNE:You're pushing for options. How would that work?

SONNENSHEIN:Well, there are now several Bitcoin futures ETFs on the market, those have been marked now for probably two years at this point, and it was only a day after the Bitcoin futures ETFs launched that there were options made available on Bitcoin futures ETFs. However, spot bitcoin ETFs have now been in market let's say the last six or so -- weeks, and we -- still don't have options available on spot Bitcoin ETFs. We've submitted a comment letter to the SEC to advocate for this. This is important for investors for price discovery, for managing their positions, and we feel that this will lead to really a more robust environment around these products.

PAYNE:Michael, I was a skeptic. I knew about Bitcoin. I should be a trillionaire right now. There were some smart people trying to get me in this over a decade ago. I started to come around because of more smart people. One is Jim Bianco. You talked about the democratization of Bitcoin and others via these ETFs. I want you to listen to what Jim Bianco has to say about, you know, his concerns about these ETFs in general.

SONNENSHEIN:Sure.

JIM BIANCOS: The whole idea, as you pointed out, is that this blockchain runs by itself, no one can put dominion over it. The government can't, bad actors can't, that's if it's running properly. And, therefore, it provides a safe environment for anybody to hold their digital assets. But when you start getting it centralized by having ownership like through an ETF and others, you're allowing powerful actors to maybe have the ability to start dictating terms.

PAYNE:Centralization, decentralization. Is there legitimacy - any legitimacy to what Jim's worried about here?

SONNENSHEIN:Well, I think the best analogy is actually what we've seen in the gold market or other precious metals. People and investors can still buy gold directly, hold gold directly, but we've also seen a big innovation in ETFs with gold going into the ETF wrapper as recently as about 20 years ago. And both use cases still exist. Investors hold gold directly and they also get exposure through gold ETFs. In the Bitcoin world, we're seeing a similar innovation where investors have and very well may continue to hold Bitcoin directly, but when it comes to adding it to their portfolios, maybe to their retirement accounts, it's hard to do that with Bitcoin directly. And so the Bitcoin ETF is really an innovation, really is a step forward. But I think it's a little too early to say that trends towards centralization within what is obviously a very decentralized asset.

PAYNE: All right. Hey, congratulations, you really have done an amazing job. And there's a lot of investors that are happy the doors you've knocked off, and you know, you've blown these doors out. And I know that more is gonna come. Thanks a lot Michael. Appreciate it.

SONNENSHEIN:Thank you.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.